                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                   FORM 11-K

                    Annual Report Pursuant to Section 15(d)
                    of the Securities Exchange Act of 1934


                  For the fiscal year ended December 31, 1998


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            COMPUCOM SYSTEMS, INC.
                               7171 Forest Lane
                              Dallas, Texas 75230


Registrant's telephone number, including area code  (972) 856-3600

SIGNATURE
---------

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of CompuCom Systems, Inc. 401(k) Matched Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                   COMPUCOM SYSTEMS, INC.
                                                   401(k) MATCHED SAVINGS PLAN

       6/30/99
Date:____________                                  By:  /s/   M. Lazane Smith
                                                       -----------------------
                                                   M. Lazane Smith
                                                   Senior Vice President-Finance
                                                   Chief Financial Officer

                            COMPUCOM SYSTEMS, INC.
                          401(K) MATCHED SAVINGS PLAN

                             Financial Statements
                          and Supplemental Schedules

                          December 31, 1998 and 1997

                  (With Independent Auditors' Report Thereon)

                            COMPUCOM SYSTEMS, INC.
                          401(K) MATCHED SAVINGS PLAN

                              Table of Contents

                                                                                                               Page
Independent Auditors' Report                                                                                     1

Statement of Net Assets Available for Benefits as of
      December 31, 1998                                                                                        2-3

Statement of Net Assets Available for Benefits as of
      December 31, 1997                                                                                        4-5

Statement of Changes in Net Assets Available for Benefits
      for the year ended December 31, 1998                                                                     6-7

Statement of Changes in Net Assets Available for Benefits
      for the year ended December 31, 1997                                                                     8-9

Notes to Financial Statements                                                                                   10



Schedules
1     Item 27a - Schedule of Assets Held for Investment Purposes as of
         December 31, 1998                                                                                      16

2     Item 27d - Schedule of Reportable Transactions for the year ended
         December 31, 1998                                                                                      17

                         Independent Auditors' Report



The Participants and Plan Administrator
CompuCom Systems, Inc. 401(k) Matched Savings Plan:


We have audited the accompanying statements of net assets available for benefits of CompuCom Systems, Inc. 401(k) Matched Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CompuCom Systems, Inc. 401(k) Matched Savings Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                              /s/ KPMG Peat Marwick LLP

Dallas, Texas
June 11, 1999

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                Statement of Net Assets Available for Benefits

                               December 31, 1998

                                                                    CompuCom         Fidelity       Fidelity     Fidelity U.S.
                                                                     Stock           Magellan        Puritan        Equity
                                                                     Fund              Fund           Fund        Index Fund
                                                                 ---------------  -------------   ------------  ---------------
Assets:
    Investments (note 3):
       CompuCom Systems, Inc. common stock, at fair
          value (1,001,323 shares; cost of $5,717,480)           $     3,504,631             --             --               --
       Fidelity Magellan Fund, at fair value (105,149 units;
          cost of $9,709,836)                                                 --     12,704,102             --               --
       Fidelity Puritan Fund, at fair value (372,323 units;
          cost of $6,864,015)                                                 --             --      7,472,528               --
       Fidelity U.S. Equity Index fund, at fair value
          (148,181 units; cost of $4,941,551)                                 --             --             --        6,514,046
       Fidelity Growth Company Fund, at fair value
          (71,986 units; cost of $1,985,823)                                  --             --             --               --
       Fidelity Short-Intermediate Government Fund, at
          fair value (147,360 units; cost of $1,457,570)                      --             --             --               --
       Fidelity Broadly Diversified International Equity
          Fund, at fair value (47,050 units; cost of $810,591)                --             --             --               --
       Fidelity Retirement Money Market Fund, at fair value
          (2,473,480 units; cost of $2,473,480)                               --             --             --               --
       Participant loans (unpaid principal balance
          approximates fair value)                                            --             --             --               --
                                                                 ---------------  -------------   ------------  ---------------
                 Total investments                                     3,504,631     12,704,102      7,472,528        6,514,046

    Cash                                                                  65,331             --             --               --
                                                                 ---------------  -------------   ------------  ---------------
                                                                       3,569,962     12,704,102      7,472,528        6,514,046
    Receivables:
       Employer's contributions                                           70,489        174,761         98,893          129,857
       Employees' contributions                                           37,451         96,569         53,561           73,355
                                                                 ---------------  -------------   ------------  ---------------
              Total assets                                             3,677,902     12,975,432      7,624,982        6,717,258

Liabilities:
Refunds payable                                                          (21,189)       (73,716)       (36,025)         (49,842)
                                                                 ---------------  -------------   ------------  ---------------
              Net assets available for benefits                  $     3,656,713     12,901,716      7,588,957        6,667,416
                                                                 ===============  =============   ============  ===============

                                                                                     Fidelity       Fidelity         Fidelity
                                                                      Fidelity        Short-         Broadly        Retirement
                                                                       Growth       Intermediate   Diversified         Money
                                                                       Company       Government    International      Market
                                                                         Fund           Fund           Fund            Fund
                                                                   -------------    -------------  -------------    --------------
Assets:
    Investments (note 3):
       CompuCom Systems, Inc. common stock, at fair
          value (1,001,323 shares; cost of $5,717,480)                        --               --             --                --
       Fidelity Magellan Fund, at fair value (105,149 units;
          cost of $9,709,836)                                                 --               --             --                --
       Fidelity Puritan Fund, at fair value (372,323 units;
          cost of $6,864,015)                                                 --               --             --                --
       Fidelity U.S. Equity Index fund, at fair value
          (148,181 units; cost of $4,941,551)                                 --               --             --                --
       Fidelity Growth Company Fund, at fair value
          (71,986 units; cost of $1,985,823)                           2,286,999               --             --                --
       Fidelity Short-Intermediate Government Fund, at
          fair value (147,360 units; cost of $1,457,570)                      --        1,494,231             --                --
       Fidelity Broadly Diversified International Equity
          Fund, at fair value (47,050 units; cost of $810,591)                --               --        833,734                --
       Fidelity Retirement Money Market Fund, at fair value
          (2,473,480 units; cost of $2,473,480)                               --               --             --         2,473,480
       Participant loans (unpaid principal balance
          approximates fair value)                                            --               --             --                --
                                                                   -------------    -------------  -------------    --------------
                 Total investments                                     2,286,999        1,494,231        833,734         2,473,480

    Cash                                                                      --               --             --                --
                                                                   -------------    -------------  -------------    --------------
                                                                       2,286,999        1,494,231        833,734         2,473,480
    Receivables:
       Employer's contributions                                           72,793           79,253         32,125            44,446
       Employees' contributions                                           48,412           15,086         17,599            20,085
                                                                   -------------    -------------  -------------    --------------
              Total assets                                             2,401,204        1,538,570        833,458         2,538,011

Liabilities:
Refunds payable                                                          (11,435)          (7,825)        (5,467)           (5,189)
                                                                   -------------    -------------  -------------    --------------
              Net assets available for benefits                        2,389,769        1,538,745        877,991         2,532,022
                                                                   =============    =============  =============    ==============

                                                                     Participants
                                                                        Loans                  Totals
                                                                   ------------------      ---------------
Assets:
    Investments (note 3):
       CompuCom Systems, Inc. common stock, at fair
          value (1,001,323 shares; cost of $5,717,480)                             --            3,504,631
       Fidelity Magellan Fund, at fair value (105,149 units;
          cost of $9,709,836)                                                      --           12,704,102
       Fidelity Puritan Fund, at fair value (372,323 units;
          cost of $6,864,015)                                                      --            7,472,528
       Fidelity U.S. Equity Index fund, at fair value
          (148,181 units; cost of $4,941,551)                                      --            6,514,046
       Fidelity Growth Company Fund, at fair value
          (71,986 units; cost of $1,985,823)                                       --            2,286,999
       Fidelity Short-Intermediate Government Fund, at
          fair value (147,360 units; cost of $1,457,570)                           --            1,494,231
       Fidelity Broadly Diversified International Equity
          Fund, at fair value (47,050 units; cost of $810,591)                     --              833,734
       Fidelity Retirement Money Market Fund, at fair value
          (2,473,480 units; cost of $2,473,480)                                    --            2,473,480
       Participant loans (unpaid principal balance
          approximates fair value)                                          1,301,633            1,301,633
                                                                   ------------------      ---------------
                 Total investments                                          1,301,633           38,585,384

    Cash                                                                           --               65,331
                                                                   ------------------      ---------------
                                                                            1,301,633           38,650,715
    Receivables:
       Employer's contributions                                                    --              652,617
       Employees' contributions                                                    --              355,118
                                                                   ------------------      ---------------
              Total assets                                                  1,301,633           39,658,450

Liabilities:
Refunds payable                                                                    --             (210,688)
                                                                   ------------------      ---------------
              Net assets available for benefits                             1,301,633           39,447,762
                                                                   ==================      ===============

See accompanying notes to financial statements.

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                Statement of Net Assets Available for Benefits

                               December 31, 1997

                                                                    CompuCom         Fidelity          Fidelity      Fidelity U.S.
                                                                     Stock           Magellan          Puritan          Equity
                                                                      Fund             Fund              Fund         Index Fund
                                                                 --------------   --------------   -------------------------------
Assets:
    Investments (note 3):
       CompuCom Systems, Inc. common stock, at fair
          value (724,925 shares; cost of $4,359,863)             $    5,980,631               --               --               --
       Fidelity Magellan Fund, at fair value (87,363 units;
          cost of $7,469,318)                                                --        8,323,079               --               --
       Fidelity Puritan Fund, at fair value (304,220 units;
          cost of $5,448,512)                                                --               --        5,895,790               --
       Fidelity U.S. Equity Index fund, at fair value
          (97,859 units; cost of $2,826,032)                                 --               --               --        3,423,107
       Fidelity Growth Company Fund, at
          fair value (30,374 units; cost of $822,214)                        --               --               --               --
       Fidelity Short-Intermediate Government Fund, at
          fair value (86,388 units; cost of $833,706)                        --               --               --               --
       Fidelity Broadly Diversified International Equity
          Fund, at fair value (21,601 units; cost of $355,063)               --               --               --               --
       Fidelity Retirement Money Market Fund, at fair value
          (1,984,973 units; cost of $1,984,973)                              --               --               --               --
       Participant loans (unpaid principal balance
          approximates fair value)                                           --               --               --               --
                                                                  --------------    -------------   --------------- --------------

                Total investments                                     5,980,631        8,323,079        5,895,790        3,423,107

    Cash                                                                141,199               --               --               --
                                                                  --------------    -------------   --------------- --------------

                                                                      6,121,830        8,323,079        5,895,790        3,423,107
    Receivables:
       Employer's contributions                                         296,213          422,355          303,730          303,730
       Employees' contributions                                          38,408           56,977           39,193           41,911
                                                                  --------------    -------------   --------------- --------------

             Total assets                                             6,456,451        8,802,411        6,238,713        3,768,748

Refunds payable                                                         (39,276)         (61,072)         (42,742)         (30,146)
                                                                  --------------    -------------   --------------- --------------

             Net assets available for benefits                   $    6,417,175        8,741,339        6,195,971        3,738,602
                                                                  ==============    =============   =============== ==============

                                                                                       Fidelity        Fidelity        Fidelity
                                                                     Fidelity           Short-          Broadly       Retirement
                                                                      Growth         Intermediate     Diversified       Money
                                                                     Company          Government     International      Market
                                                                       Fund              Fund         Equity Fund       Funds
                                                                  --------------    -------------   --------------- --------------
Assets:
    Investments (note 3):
       CompuCom Systems, Inc. common stock, at fair
          value (724,925 shares; cost of $4,359,863)                          --               --                --             --
       Fidelity Magellan Fund, at fair value (87,363 units;
          cost of $7,469,318)                                                 --               --                --             --
       Fidelity Puritan Fund, at fair value (304,220 units;
          cost of $5,448,512)                                                 --               --                --             --
       Fidelity U.S. Equity Index fund, at fair value
          (97,859 units; cost of $2,826,032)                                  --               --                --             --
       Fidelity Growth Company Fund, at
          fair value (30,374 units; cost of $822,214)                    721,391               --                --             --
       Fidelity Short-Intermediate Government Fund, at
          fair value (86,388 units; cost of $833,706)                         --          856,101                --             --
       Fidelity Broadly Diversified International Equity
          Fund, at fair value (21,601 units; cost of $355,063)                --               --           348,431             --
       Fidelity Retirement Money Market Fund, at fair value
          (1,984,973 units; cost of $1,984,973)                               --               --                --      1,984,973
       Participant loans (unpaid principal balance
          approximates fair value)                                            --               --                --             --
                                                                  --------------    -------------   --------------- --------------
                Total investments                                        721,391          856,101           348,431      1,984,973

    Cash                                                                      --               --                --
                                                                  --------------    -------------   --------------- --------------

                                                                         721,391          856,101           348,431      1,984,973
    Receivables:
       Employer's contributions                                           67,573           83,335            34,174        154,313
       Employees' contributions                                           12,888           10,353             6,704         17,834
                                                                  --------------    -------------   --------------- --------------

             Total assets                                                801,852          949,789           389,309      2,157,120

Refunds payable                                                           (3,188)          (9,277)           (2,038)       (10,250)
                                                                  --------------    -------------   --------------- --------------

             Net assets available for benefits                           798,664          940,512           387,271      2,146,870
                                                                  ==============    =============   =============== ==============

                                                                 Participant
                                                                    Loans                Totals
                                                                 ---------------- ----------------
Assets:
    Investments (note 3):
       CompuCom Systems, Inc. common stock, at fair
          value (724,925 shares; cost of $4,359,863)                           --        5,980,631
       Fidelity Magellan Fund, at fair value (87,363 units;
          cost of $7,469,318)                                                  --        8,323,079
       Fidelity Puritan Fund, at fair value (304,220 units;
          cost of $5,448,512)                                                  --        5,895,790
       Fidelity U.S. Equity Index fund, at fair value
          (97,859 units; cost of $2,826,032)                                   --        3,423,107
       Fidelity Growth Company Fund, at
          fair value (30,374 units; cost of $822,214)                          --          721,391
       Fidelity Short-Intermediate Government Fund, at
          fair value (86,388 units; cost of $833,706)                          --          856,101
       Fidelity Broadly Diversified International Equity
          Fund, at fair value (21,601 units; cost of $355,063)                 --          348,431
       Fidelity Retirement Money Market Fund, at fair value
          (1,984,973 units; cost of $1,984,973)                                --        1,984,973
       Participant loans (unpaid principal balance
          approximates fair value)                                      1,021,838        1,021,838
                                                                 ---------------- ----------------

                Total investments                                       1,021,838       28,555,341

    Cash                                                                       --          141,199
                                                                 ---------------- ----------------

                                                                        1,021,838       28,696,540
    Receivables:
       Employer's contributions                                                --        1,665,423
       Employees' contributions                                                --          224,268
                                                                 ---------------- ----------------

             Total assets                                               1,021,838       30,586,231

Refunds payable                                                                --         (197,989)
                                                                 ---------------- ----------------

             Net assets available for benefits                          1,021,838       30,388,242
                                                                 ================ ================

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

           Statement of Changes in Net Assets Available for Benefits

                         Year ended December 31, 1998


                                                                                                                         Fidelity
                                                               CompuCom       Fidelity      Fidelity     Fidelity U.S.    Growth
                                                                 Stock        Magellan       Puritan         Equity       Company
                                                                 Fund           Fund           Fund       Index Fund        Fund
                                                             -----------     -----------    ----------   -------------   ---------
Additions to net assets attributed to:
    Employer's contributions                            $        312,594        634,924        385,297       400,274      216,345
    Employees' contributions                                   1,130,439      2,361,013      1,443,155     1,738,374      864,459
    Investment income:
       Interest and dividends                                     32,218        596,008        765,658       123,637      139,849
       Net appreciation (depreciation) in fair value
          of investments                                      (3,892,255)     2,511,315        286,904     1,147,923      408,533
                                                              ----------      ---------       --------     ---------    ---------
             Net investment income                            (3,860,037)     3,107,323      1,052,562     1,271,560      548,382
                                                              -----------    ----------      ---------     ---------    ---------
             Total additions                                  (2,417,004)     6,103,260      2,881,014     3,490,208    1,629,386

Deductions from net assets attributed to:
    Administrative fees                                           (3,870)        (4,850)        (6,163)       (1,977)        (679)
    Withdrawals                                                 (698,531)    (1,526,486)      (728,235)     (642,676)    (172,053)
                                                              ----------     ----------      ---------     ---------    ---------
             Total deductions                                   (702,401)    (1,531,336)      (734,398)     (644,653)    (172,732)
                                                              ----------     ----------      ---------     ---------    ---------

             Net increase (decrease) prior to interfund
              transfers                                       (3,119,405)     4,571,924      2,146,616     2,845,555    1,456,654

Interfund transfers                                              358,943       (411,547)      (753,630)      134,451      (17,019)
                                                              ----------     ----------      ---------     ---------    ---------
             Net increase (decrease)                          (2,760,462)     4,160,377      1,392,986     2,928,814    1,591,105

Net assets available for benefits:
       Beginning of year                                       6,417,175      8,741,339      6,195,971     3,738,602      798,664
                                                              ----------     ----------      ---------     ---------    ---------
       End of year                                      $      3,656,713     12,901,716      7,588,957     6,667,416    2,389,769
                                                              ==========     ==========      =========     =========    =========

                                                                 Fidelity      Fidelity       Fidelity
                                                                  Short-        Broadly       Retirement
                                                                Intermediate  Diversified       Money
                                                                Government   International     Market      Participant
                                                                   Fund       Equity Fund       Fund          Loans        Totals
                                                              ------------   --------------   ----------  ------------     -------
Additions to net assets attributed to:
    Employer's contributions                              $      107,148         97,945        167,080            --    2,401,807
    Employees' contributions                                     408,472        394,634        663,427            --    9,003,973
    Investment income:
       Interest and dividends                                     80,690         34,087        130,064            --    1,902,211
       Net appreciation (depreciation) in fair value
          of investments                                          22,045         33,885             --            --      518,350
                                                               ---------       --------      ---------     ---------   ----------
             Net investment income                               102,735         67,972        130,064            --    2,428,561
                                                               ---------       --------      ---------     ---------   ----------
             Total additions                                     618,355        560,551        960,571            --   13,826,341

Deductions from net assets attributed to:
    Administrative fees                                           (1,869)            --       (147,066)           --     (166,474)
    Withdrawals                                                 (117,829)       (81,929)      (410,534)     (222,074)  (4,600,347)
                                                                --------        -------      ---------     ---------   ----------
             Total deductions                                   (119,698)       (81,929)      (557,600)     (222,074)  (4,766,821)
                                                                --------        -------      ---------     ---------   -----------

             Net increase (decrease) prior to interfund
                transfers                                        498,657        478,622        402,971      (222,074)   9,059,520

Interfund transfers                                               91,376         12,098        (17,019)      501,869           --
                                                               ---------        -------      ---------     ---------   ----------
Net increase (decrease)                                          590,233        490,720        385,952       279,795    9,059,520

Net assets available for benefits:
       Beginning of year                                         940,512        387,271      2,146,870     1,021,838   30,388,242
                                                               ---------        -------      ---------     ---------   ----------
       End of year                                             1,530,745        877,991      2,532,822     1,301,633   39,447,762
                                                               =========        =======      =========     =========   ==========


See accompanying notes to financial statements.

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

           Statement of Changes in Net Assets Available for Benefits

                         Year ended December 31, 1997

                                                             CompuCom        Fidelity        Fidelity      Fidelity U.S.
                                                               Stock         Magellan         Puritan         Equity
                                                               Fund            Fund            Fund         Index Fund
                                                           -------------   -------------   -----------------------------
Additions to net assets attributed to:
    Employer's contributions                               $     296,213         422,355       303,730         303,730

    Employees' contributions                                   1,200,350       1,872,100     1,282,285       1,310,251

    Investment income:
       Interest and dividends                                     21,188         547,247       490,309          73,394

       Net appreciation (depreciation) in fair value
          of investments                                     (1,529,667)       1,173,999       572,005         583,342
                                                           -------------   -------------   -----------------------------

             Net investment income                           (1,508,479)       1,721,246     1,062,314         656,736
                                                           -------------   -------------   -----------------------------

             Total additions                                    (11,916)       4,015,701     2,648,329       2,270,717

Deductions from net assets attributed to:
    Administrative fees                                          (1,388)         (2,325)       (5,681)         (1,963)
    Withdrawals                                                (948,237)     (1,709,409)     (941,808)       (438,402)
                                                           -------------   -------------   -----------------------------

             Total deductions                                  (949,625)     (1,711,734)     (947,489)       (440,365)
                                                           -------------   -------------   -----------------------------

             Net increase (decrease) prior to interfund
                transfers                                      (961,541)       2,303,967     1,700,840       1,830,352

Interfund transfers                                          (1,036,368)          20,111     (134,345)         344,133
                                                           -------------   -------------   -----------------------------

             Net increase (decrease)                         (1,997,909)       2,324,078     1,566,495       2,174,485

Net assets available for benefits:
       Beginning of year                                       8,415,084       6,417,261     4,629,476       1,564,117
                                                           -------------   -------------   -----------------------------

       End of year                                         $   6,417,175       8,741,339     6,195,971       3,738,602
                                                           =============   =============   =============================

                                                                             Fidelity        Fidelity        Fidelity
                                                             Fidelity         Short-          Broadly       Retirement
                                                              Growth       Intermediate     Diversified        Money
                                                              Company       Government     International      Market
                                                               Fund            Fund         Equity Fund        Fund
                                                           -------------   -------------   -------------   -------------
Additions to net assets attributed to:
    Employer's contributions                                      67,573          83,335          34,174         154,313

    Employees' contributions                                     327,781         347,479         161,775         744,238

    Investment income:
       Interest and dividends                                    137,621          49,260          13,429         113,799

       Net appreciation (depreciation) in fair value
          of investments                                         (93,879)         19,117          (6,560)             --
                                                           -------------   -------------   -------------   -------------

             Net investment income                                43,742          68,377           6,869         113,799
                                                           -------------   -------------   -------------   -------------

             Total additions                                     439,096         499,191         202,818       1,012,350


Deductions from net assets attributed to:
    Administrative fees                                             (644)         (1,606)             --          (5,263)
    Withdrawals                                                  (18,426)       (116,722)        (16,763)       (580,722)
                                                           -------------   -------------   -------------   -------------

             Total deductions                                    (19,070)       (118,328)        (16,763)       (585,985)
                                                           -------------   -------------   -------------   -------------
             Net increase (decrease) prior to interfund
                transfers                                        420,026         380,863         186,055         426,365

Interfund transfers                                              365,079         (41,891)        192,331        (119,053)
                                                           -------------   -------------   -------------   -------------

             Net increase (decrease)                             785,105         338,972         378,386         307,312

Net assets available for benefits:
       Beginning of year                                          13,559         601,540           8,885       1,839,558
                                                           -------------   -------------   -------------   -------------

       End of year                                               798,664         940,512         387,271       2,146,870
                                                           =============   =============   =============   =============

                                                            Participant
                                                               Loans          Totals
                                                           -------------   -------------
Additions to net assets attributed to:
    Employer's contributions                                          --       1,665,423

    Employees' contributions                                          --       7,246,259

    Investment income:
       Interest and dividends                                         --       1,446,247

       Net appreciation (depreciation) in fair value
          of investments                                              --         718,357
                                                           -------------   -------------

             Net investment income                                    --       2,164,604
                                                           -------------   -------------

             Total additions                                          --      11,076,286


Deductions from net assets attributed to:
    Administrative fees                                               --         (18,870)

    Withdrawals                                                 (167,886)     (4,938,375)
                                                           -------------   -------------

             Total deductions                                   (167,886)     (4,957,245)
                                                           -------------   -------------

             Net increase (decrease) prior to interfund
                transfers                                       (167,886)      6,119,041

Interfund transfers                                              410,003              --
                                                           -------------   -------------

             Net increase (decrease)                             242,117       6,119,041

Net assets available for benefits:
       Beginning of year                                         779,721      24,269,201
                                                           -------------   -------------

       End of year                                             1,021,838      30,388,242
                                                           =============   =============

See accompanying notes to financial statements.

                            COMPUCOM SYSTEMS, INC.
                         401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997


(1)    Description of the Plan

       (a)    General

              The CompuCom Systems, Inc. 401(k) Matched Savings Plan (the Plan) is a defined contribution plan covering substantially all employees of CompuCom Systems, Inc. ("CompuCom" or the "Company/Employer"). For the plan year ended December 31,1997 employees were eligible to participate in the plan after six months of qualifying service. The following description of the Plan is provided for general informational purposes only. Participants should refer to the Plan documents for more complete information.

              The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

              The Company serves as the Plan Administrator; however, the Plan operates under a contract administration agreement, whereby an independent third party investment firm ("Investment Firm") assists the Company in this capacity. The Investment Firm maintains a separate account for each participant reflecting the participant's cost and market value of investments. The Investment Firm also serves as the trustee and makes distributions from a participant's account in accordance with the terms of the Plan document.

              Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

       (b)    Vesting

              Participants are fully vested in their individual contributions to the Plan. Employer's matching contributions vest 50% after two years of service and 100% after three years of service. A year of service is a consecutive 12-month period during which an employee has completed 1,000 hours of service.

       (c)    Contributions
              The Company matches 50% of each participant's qualifying contribution up to 4% of the participant's basic compensation. The Company also matches an additional 25% on each participant's next 2% of (over and beyond the first 4%) qualifying contributions. During 1998 and 1997, the Company contributed $2,401,807 and $1,665,423, respectively, to participants' accounts.

                            COMPUCOM SYSTEMS, INC.
                         401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997


              Contributions are invested in one or more investment funds, one of which includes the Company's Common Stock. The funds allocated to a participant's account are received by the Trustee in cash and are held in cash until they are invested in the appropriate funds. At December 31, 1998 and 1997, there is no unallocated cash.

       (d)    Participants' Accounts

              Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Forfeited balances of terminated participants' nonvested accounts may be used to reduce future Company contributions or pay administrative expenses of the plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       (e)    Withdrawals

              Participants may request a withdrawal of all or a portion of their elective contribution account balances if the withdrawal qualifies as a "Financial Hardship" as defined by the Internal Revenue Service. The Plan Administrator must approve the request and the hardship withdrawal will be taxed to the participant as ordinary income and may be subject to an additional government imposed penalty tax. Upon the attainment of age 59-1/2, participants may withdraw without penalty from their participant's account an amount which is equal to any whole percentage of their vested interest.

       (f)    Loans to Participants

              Upon request of a participant, the Plan Administrator, in its sole discretion, may make a loan to the participant. Participant loan amounts may not exceed $50,000 or 50% of the participant's vested account balance. The maximum term for any loan is five years. Loans bear interest at rates determined by the Plan Administrator ranging from 10.25% to 11.50% in 1998.

       (g)    Expenses of Plan

              The expenses for administration of the Plan, including the expenses of the administration and fees of the Trustee, shall be paid from the Plan, unless CompuCom (the Sponsor) elects to make payment. The Sponsor paid approximately $166,000 in fees relating to the Plan during 1998 and $12,000 in 1997.

(2)    Summary of Significant Accounting Policies

       The accompanying financial statements have been prepared on an accrual basis using quoted market for determining fair value of investments. The investments in mutual funds and Company common stock are stated at fair value and are based on closing market quotations. The investment in participant loans is stated at the unpaid principal balance of the loans, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Expenses relating to the purchase or sale of investment securities are added to the cost or deducted from the proceeds, respectively.

                            COMPUCOM SYSTEMS, INC.
                         401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997


       The net increase (decrease) in fair values of investments held during the years ended December 31, 1998 and 1997 (including investments bought, sold, as well as held during the year) is reflected in the statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

       The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

(3)    Investment Programs

       The Company's matching contributions to the Plan are invested in CompuCom's common stock and investment funds in proportion to the participants' contributions in connection with the matching provision of the Plan. Funds from previous companies' plans and rollovers from qualified plans are invested in the investment funds at the participants' direction. Provisions of the Plan allow participant contributions in 1% increments to be invested in any of the funds, including CompuCom common stock.

       Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

       The investment programs of the Plan are as follows:

       (a)    CompuCom Stock Fund

              Contributions are invested in the Company's common stock. The Company has entered into a contractual agreement for the purchase and liquidation of shares of Employer stock.

       (b)    Fidelity Magellan Fund

              Contributions are invested in a pooled fund of common stocks and securities convertible to common stock. The performance of the fund is related to market gains and losses. The return on this fund may be higher or lower than the return of other funds.

       (c)    Fidelity Puritan Fund

              Contributions are invested in a pooled fund of a broad list of securities, including common stocks, preferred stocks and bonds, including high-yield, low-quality bonds. The value of this fund depends on the performance of the stocks and bonds in which this fund is invested. The return on this fund may be higher or lower than the return of other funds.

                            COMPUCOM SYSTEMS, INC.
                         401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997


       (d)    Fidelity U.S. Equity Index Fund

              Contributions are invested in a pooled fund of common stocks publicly traded in the United States. The fund attempts to duplicate the composition and return of the Standard & Poors 500. The performance of the fund is related to market gains and losses. The return of this fund may be higher or lower than the return of other funds.

        (e)   Fidelity Growth Company Fund

              Contributions are invested in a pooled fund of common stocks and securities convertible into common stock. The performance of the fund is related to market gains and losses. The return on this fund may be higher or lower than the return of other funds.

       (f)    Fidelity Short-Intermediate Government Fund

              Contributions are invested in a pooled fund of U.S. Government securities and instruments related to U.S. Government securities. The fund normally maintains a dollar weighted average maturity of two to five years. The return on this fund may be higher or lower than the return of other funds.

       (g)    Fidelity Broadly Diversified International Equity Fund

              Contributions are invested in a pooled fund of securities of any issuer, including companies and other business organizations as well as governments and government agencies. The fund tends to focus on the equity securities of both large and small companies. The performance of the fund is related to market gains and losses. The return of this fund may be higher or lower than the return of other funds.

       (h)    Fidelity Retirement Money Market Fund

              Contributions are invested in a pooled fund of high-quality U.S. dollar denominated money market securities of domestic and foreign issuers, including U.S. Government securities and repurchase agreements.

The following table presents the fair values of investments. Investments that represents 5% or more of the Plan's net assets available for benefits are separately identified:

                                                                         December 31,           December 31,
                                                                             1998                   1997
                                                                      -------------------    -------------------
             Investments at estimated fair value determined
                by quoted market price
                  CompuCom Systems, Inc.
                     common stock                                   $     3,504,631              5,980,631
                  Fidelity Magellan Fund                                 12,704,102              8,323,079
                  Fidelity Puritan Fund                                   7,472,528              5,895,790
                  Fidelity U.S. Equity Index Fund                         6,514,046              3,423,107
                  Fidelity Growth Company Fund                            2,286,999                721,391

                            COMPUCOM SYSTEMS, INC.
                         401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997


                  Fidelity Retirement Money
                     Market Fund                                           2,473,480              1,984,973
                  Other                                                    2,327,965              1,204,532
                                                                      -------------------    -------------------
                                                                          37,283,751             27,533,503
             Investments at estimated fair value -
                participant loans                                          1,301,633              1,021,838
                                                                      -------------------    -------------------
                                                                  $       38,585,384             28,555,341
                                                                      ===================    ===================

                            COMPUCOM SYSTEMS, INC.
                          401(K) MATCHED SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997


      The Plan's investments (including investments bought, sold, as well as those held during the year) appreciated (depreciated) in fair value as follows:


                                                   December 31,           December 31,
                                                       1998                   1997
                                                 -------------------    -------------------
       CompuCom Systems, Inc. common stock       $     (3,892,255)           (1,529,667)
       Fidelity Magellan Fund                           2,511,315             1,173,999
       Fidelity Puritan Fund                              286,904               572,005
       Fidelity U.S. Equity Index Fund                  1,147,923               583,342
       Fidelity Growth Company Fund                       408,533               (93,879)
       Other                                               55,930                12,557
                                                 ====================  =====================

                                                $         518,350               718,357
                                                 ====================  =====================

(4)    Tax Status

       The Internal Revenue Service has determined and informed the Company by a letter dated November 3, 1997 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

       The federal income tax status of the participants with respect to their contributions to the Plan is described in information submitted to the participants and, subject to certain limitations, such contributions are tax deferred.

(5)    Refunds Payable

       At December 31, 1998 and 1997, the Plan has recorded refunds payable of $210,688, and $197,989, respectively. The refunds relate to amounts due to certain employees of the Company based upon nondiscrimination tests for deferrals and employee after-tax contributions to the Plan.

(6)    Year 2000 (unaudited)

       The Plan could be adversely affected if the computer systems and those of service providers used by the Plan or the Trustee do not properly process and calculate date related information from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Company is taking steps that it believes are reasonably designed to address the Year 2000 Problem with respect to the computer systems that it uses and to obtain satisfactory assurances that comparable steps are being taken by each of the Plan's other major service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any material adverse effect on the Plan's activities and, accordingly, its net assets available for benefits and changes therein.

                                                                      Schedule 1


                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

          Item 27a - Schedule of Assets Held for Investment Purposes
                            as of December 31, 1998


                                                           Description                                    Current
          Identity of issue                               of investment                 Cost               value
------------------------------------                    ------------------        -----------------   ----------------
CompuCom Stock Fund:
    CompuCom Systems, Inc.
       common stock*                                      1,001,323 units        $      5,717,480           3,504,631

Fidelity Magellan Fund*                                     105,149 units               9,709,836          12,704,102

Fidelity Puritan Fund*                                      372,323 units               6,864,015           7,472,528

Fidelity U.S. Equity Index Fund*                            148,181 units               4,941,551           6,514,046

Fidelity Growth Company Fund*                                71,986 units               1,985,823           2,286,999

Fidelity Short-Intermediate
    Government Fund*                                        147,360 units               1,457,570           1,494,231

Fidelity Broadly Diversified International
    Equity Fund*                                             47,050 units                 810,591             833,734

Fidelity Retirement Money Market Fund*                    2,473,480 units               2,473,480           2,473,480


Participant loans                                        10.25% to 11.50 %                     --           1,301,633
                                                                                     -------------      -------------
                                                                                 $      33,960,346         38,585,384
                                                                                     =============      =============


*Party-in-interest


See accompanying independent auditors' report.

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                 Item 27a - Schedule of Reportable Transaction
                     For the year ended December 31, 1998


                                                                        Aggregate
                                             Description                number of           Purchase            Selling
   Identity of party involved              of transaction              transactions           price              price
--------------------------------     -------------------------      -----------------  ------------------    --------------
Purchases:
    Fidelity Short-
       Intermediate
       Government Fund               U.S. securities fund                183           $       1,441,225                 --
    Fidelity Magellan Fund           Common stock fund                   238                   4,573,955                 --
    Fidelity Puritan Fund            Variable security fund              229                   3,112,497                 --
    Fidelity Growth
       Company Fund                  Common stock fund                   186                   1,508,305                 --
    Fidelity Retirement
       Money Market Fund             Money market fund                   198                   2,012,983                 --
    Fidelity U.S. Equity
       Index Fund                    Common stock fund                   227                   3,132,235                 --

Sales:
    Fidelity Short-
       Intermediate
       Government Fund               U.S. securities fund                127                          --            825,139
    Fidelity Magellan Fund           Common stock fund                   180                          --          2,704,246
    Fidelity Puritan Fund            Variable security fund              186                          --          1,822,663
    Fidelity Growth
       Company Fund                  Common stock fund                   98                           --            351,229
    Fidelity Retirement
       Money Market Fund             Money market fund                   185                          --          1,524,476
    Fidelity U.S. Equity
       Index Fund                    Common stock fund                   165                          --          1,189,219

                                                                                                  Current
                                                             Expense                             value of
                                                            incurred                             asset on           Net
                                            Lease             with             Cost of          transaction         gain
   Identity of party involved               rental         transaction         asset              date             (loss)
-------------------------------        --------------    ---------------    -------------     ---------------    ----------
Purchases:
    Fidelity Short-
       Intermediate
       Government Fund                             --                 --        1,441,225          1,441,225            --
    Fidelity Magellan Fund                         --                 --        4,573,955          4,573,955            --
    Fidelity Puritan Fund                          --                 --        3,112,497          3,112,497            --
    Fidelity Growth
       Company Fund                                --                 --        1,508,305          1,508,305            --
    Fidelity Retirement
       Money Market Fund                           --                 --        2,012,983          2,012,983            --
    Fidelity U.S. Equity
       Index Fund                                  --                 --        3,132,235          3,132,235            --

Sales:
    Fidelity Short-
       Intermediate
       Government Fund                             --                 --          817,362            825,739         7,777
    Fidelity Magellan Fund                         --                 --        2,333,437          2,704,246       370,809
    Fidelity Puritan Fund                          --                 --        1,696,975          1,822,663       125,668
    Fidelity Growth
       Company Fund                                --                 --          344,695            351,229         6,534
    Fidelity Retirement
       Money Market Fund                           --                 --        1,524,476          1,524,476            --
    Fidelity U.S. Equity
       Index Fund                                  --                 --        1,016,717          1,189,219       172,502


See accompanying independent auditors' report.